82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

03 AUG 28 AM 7:21



03029605

August 14, 2003

PRESS RELEASE

SUPPL

GGL DIAMOND CORP. ANNOUNCES FINANCING OF UP TO $1,125,000

Raymond A. Hrkac, President & CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has arranged a financing of up to $1,125,000 by way of a private placement of up to 2,500,000 common shares at $0.45 per share. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

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